Exhibit 99.1

Therapix Biosciences Announces Name Change to SciSparc Ltd.

TEL AVIV, Israel, Jan. 28, 2021 /PRNewswire/ -- SciSparc Ltd. (OTCQB: TRPXY), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, today announced that it has changed its corporate name from Therapix Biosciences Ltd. to SciSparc Ltd. The name change has been effected by the Israeli Registrar of Companies and certain additional regulatory requirements in the U.S. are currently in process, which include obtaining a new ticker symbol and CUSIP number.

No further action is required by shareholders and holders of ADSs in connection with the corporate name change. The number of outstanding ordinary shares and ADSs are not affected by the name change. In connection with the name change, the Company expects to make additional ordinary course filings with the U.S. Securities and Exchange Commission.

About SciSparc (OTCQB: TRPXY):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the successful completion of the U.S. regulatory process for a corporate name change. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the SEC on June 15, 2020, and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com